# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lanvin Group Holdings Limited, CIK 0001922097
CUSIP: G5380J100
Title of class of securities: Ordinary Shares, par value $0.000001 per share
Address of issuer's principal executive offices: 4F, 168 JIUJIANG ROAD,, CARLOWITZ & CO, HUANGPU DISTRICT, Shanghai, China (F4), 200001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001961955

## Reporting persons
- Gong Cheng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 8,651,247; shared voting power 0; sole dispositive power 8,651,247; shared dispositive power 0; aggregate amount beneficially owned 8,651,247 (6% of the class)
  Comment: (Rows 5, 7 and 9): Represents 8,651,247 ordinary shares, par value $0.000001 per share ("Ordinary Shares") held by Brilliant Fashion Holdings Limited, which is the settlor of the Issuer's employee incentive award plan trust with Futu Trustee Limited as the trustee. Gong Cheng is the sole shareholder of Chenggong Holdings Limited, which holds the sole voting share (Class A ordinary share) of Brilliant Fashion Holdings Limited. Therefore, Gong Cheng has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion Holdings Limited and may be deemed the beneficial owner of such Ordinary Shares.
  
  (Row 11) The percentage of the class of securities beneficially owned by the reporting person is calculated based on 145,021,452 Ordinary Shares issued and outstanding as of October 8, 2024, as set forth in the Issuer's post-effective amendment No.5 to registration statement on Form F-3 (File No. 333-269150) filed with the Securities and Exchange Commission on October 9, 2024.
- Brilliant Fashion Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,651,247; shared voting power 0; sole dispositive power 8,651,247; shared dispositive power 0; aggregate amount beneficially owned 8,651,247 (6% of the class)
  Comment: (Rows 5, 7 and 9): Represents 8,651,247 ordinary shares, par value $0.000001 per share ("Ordinary Shares") held by Brilliant Fashion Holdings Limited, which is the settlor of the Issuer's employee incentive award plan trust with Futu Trustee Limited as the trustee.
  
  (Row 11) The percentage of the class of securities beneficially owned by the reporting person is calculated based on 145,021,452 Ordinary Shares issued and outstanding as of October 8, 2024, as set forth in the Issuer's post-effective amendment No.5 to registration statement on Form F-3 (File No. 333-269150) filed with the Securities and Exchange Commission on October 9, 2024.

## Item 1. Issuer
Name of issuer: Lanvin Group Holdings Limited
Address of issuer's principal executive offices: 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District, Shanghai, 200001, China

## Item 2. Person Filing
Name of person filing:
(i) Gong Cheng, a citizen of the People's Republic of China; and
(ii) Brilliant Fashion Holdings Limited, or Brilliant Fashion, a company established in the British Virgin Islands.
Address of principal business office or, if none, residence:
(i)Gong Cheng

The address of the principal business office of Gong Cheng is located at:
c/o Lanvin Group Holdings Limited
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

(ii)Brilliant Fashion

The address of the principal business office of Brilliant Fashion is located at:
c/o Lanvin Group Holdings Limited
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
Citizenship: Gong Cheng is a citizen of the People's Republic of China. Brilliant Fashion was established in the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Percent of class: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Sole power to vote or to direct the vote: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Shared power to vote or to direct the vote: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Sole power to dispose or to direct the disposition: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Shared power to dispose or to direct the disposition: The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated February 12, 2025, by and among the Reporting Persons

## Signatures
- Gong Cheng: /s/ Gong Cheng, Gong Cheng (02/12/2025)
- Brilliant Fashion Holdings Limited: /s/ Weijin Fang, Weijin Fang/Director (02/12/2025)